Exhibit 11


               Fundtech's Statement of Values and Business Conduct

Fundtech has always been recognized as a very ethical company. Because we are an industry leader, we want to maintain the fundamental principles of fairness, honesty and common sense which are the basis of our values and corporate standards.

Our relationships with employees, customers, partners, competitors, suppliers and colleagues are based on these principles. If we fail to adhere to these standards, or even appear to fail, we undermine our business integrity, standards of excellence, and ultimately our success as a company.

Preserving these values and business ethics is a responsibility that falls to the entire company. We urge our employees to carefully review Fundtech's complete Statement of Values and Business Conduct.

Introduction

This summary cannot address every situation where we are called upon to observe and practice sound business ethics but rather serves to provide guidance so that we can foster an environment of mutual trust and respect, and continue to build on our global reputation for integrity.

Fundtech believes that long-term relationships can only be built through integrity and ethical behavior. As a global company, we have a responsibility to follow applicable laws and regulations in all locations where we do business. Where the law is unclear, we must use good judgment and try to adhere to the spirit of the law.

Work Environment

Fundtech respects and highly values its diverse employee population and is committed to promoting a workplace which respects personal differences and is free of discrimination and harassment. This principle applies to our hiring and interviewing process as well as all aspects of our work environment. By providing such an atmosphere, Fundtech will continue to attract, motivate and retain the best people available.

We are committed to providing a work environment free of discrimination and harassment based on age, ancestry, color, marital status, medical condition, mental disability, physical disability (including persons infected with the HIV virus or persons with AIDS), national origin, race, religion, sex, sexual orientation or veteran status.

Harassment creates tension and/or an intimidating, offensive, or hostile work environment. Conduct that causes such conditions violates our code of business conduct.

Conduct And Behavior Standards

Everyone is expected to contribute to the our success by diligently performing their jobs and by conducting themselves professionally and in a manner consistent with this statement of values. Employee honesty and integrity are essential to ethical business practices. Employees are required to prepare all reports, including expense reports, time cards, and sales reports accurately and truthfully. Additionally, it is essential to avoid making misrepresentations or dishonest statements to anyone inside or outside the company.

Employees are reminded that, as a publicly traded company, Fundtech is required to disclose information in periodic reports to US and Israeli regulators in a full, fair and timely manner. Employees having knowledge of material events impacting Fundtech's revenue or earnings must immediately advise the Chief Financial Officer of such events or matters.

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Conflicts Of Interest

A conflict of interest is any activity that is, or appears to be, opposed to the best business interests of Fundtech. Conflicts of interest include, but are not limited to, the following examples:

      o Working directly or indirectly for a competitor or engaging in activity that is competitive to Fundtech.

      o     Having a material financial interest in any Fundtech competitor.

      o Accepting personal gifts of equipment, money, discounts, entertainment or favored treatment from any actual or potential Fundtech customer, competitor or vendor. Similarly, employees and their family members may not give valuable gifts nor money to any such person if they are, or even appear to be, in exchange for a business favor.

      o Conducting Fundtech business with family members, or taking any business action that benefits a family member.

      o Remembering that the reputation of Fundtech products and services is built on merit, not on the disparagement of competitors or their products.

Communication With The Financial Community And/Or Media

Employees who are contacted by a member of the financial community or industry analysts are instructed not to provide information regarding Fundtech or its business without prior approval. Financial calls should be referred to the Chief Financial Officer. Calls from the media should be referred to the Chief Marketing Officer.

Protecting Company Information

Trade secrets, technology, ideas, customer lists, unannounced financial data, marketing and pricing strategies, and business plans are, among others, Fundtech's most valuable business assets and protecting their confidential and proprietary nature is the ethical duty of every Fundtech employee. Employees must consider whether information they handle or share might give Fundtech a competitive advantage or could damage Fundtech if its disclosure were out of the company's control.

If information would have the impact noted above, it would be considered Fundtech confidential. When in doubt, contact the Legal Department. In addition, no employee must ever attempt to obtain or use another company's proprietary information for Fundtech's benefit or otherwise obtain or use such information in violation of law or any applicable agreement.

Information Security

Information is vital to Fundtech's continuing success. All Fundtech employees share a responsibility to our customers, shareholders, and each other to protect Fundtech's information assets and the information of Fundtech's customers from unauthorized access, use, modification, destruction, theft or disclosure.

Waivers

Waivers of the policies enumerated in this statement may only be granted by Fundtech's Board of Directors if the party seeking a waiver is a Director or Executive Officer. Employees must obtain the consent of the Chief Executive Officer for any waiver of these policies.

Enforcement

Failure to act in accordance with this code of Conduct may result in disciplinary action ranging from a verbal warning to termination of employment.